Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Six months
	ended June 30,		ended June 30,
	2006	2005	2006	2005
	(Dollars, except per share amounts,and shares in thousands)
Income (Numerator):
Net income	$152,368	85,118	221,793	164,734
Dividends applicable to preferred stock	(96)	(99)	(194)	(199)

Net income applicable to common stock	152,272	85,019	221,599	164,535
Interest on convertible debentures, net of tax	1,207	1,207	2,414	2,414
Dividends applicable to preferred stock	96	99	194	199

Net income as adjusted for purposes of computing diluted earnings per share	$153,575	86,325	224,207	167,148

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	116,165	130,546	119,572	131,365
Nonvested restricted stock	(724)	(247)	(655)	(124)

Number of shares for computing basic earnings per share	115,441	130,299	118,917	131,241

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	4,496	4,514	4,502	4,514
Shares issuable upon settlement of accelerated share repurchase agreements	1,045	206	729	103
Shares issuable under incentive compensation and employee benefit plans	654	326	650	399

Number of shares as adjusted for purposes of computing diluted earnings per share	121,636	135,345	124,798	136,257

Basic earnings per share	$1.32	.65	1.86	1.25

Diluted earnings per share	$1.26	.64	1.80	1.23